Integrated BioPharma, Inc. & its subsidiaries

Code of Conduct and Ethics

The following Code of Conduct and Ethics Policy applies to all agents, employees, directors, contractors, interns and volunteers of Integrated BioPharma, Inc., and its subsidiaries, referred to as “members”.

The Company is committed to a work environment that prohibits human trafficking, illegal or harmful child labor, compulsory, prison, forced or slave labor ("Human Trafficking and Slavery") and physical abuse of workers; and expects its suppliers to comply, at a minimum, with the applicable labor and environmental laws and regulations of the country where the materials and products are produced.

Integrated BioPharma, Inc.’s foundation is based upon the trust which our clients and employees have in the performance and integrity of the company. Such trust depends on the personal conduct and capability of our members and their desire to jointly create value for our clients, business partners and shareholders. The following principles represent the minimum standard for our agents and staff.

Conduct of Business

Members will be held accountable for abiding by the company’s policy of conduct, as follows:

Compliance with the law: The company, its employees and directors must comply with all applicable laws, rules, and regulations when conducting business. Equally important, in their private life, members are responsible for taking care to conduct themselves in a manner that does not bring Integrated BioPharma, Inc. into disrepute.

Ethical Standards: The company and members must conduct themselves with honesty, fairness, dignity, and integrity in all their dealings as representatives of the company, and are expected to avoid any conflict between private and business interests.

Financial Reporting & Internal Controls

Integrated BioPharma, Inc. provides accurate, timely, and understandable financial statements. This is required by all who are responsible for the company’s and/or its subsidiary’s finance, control, and accounting functions. Internal accounting controls have been established to manage the company’s financial transactions. Strict compliance with the company’s established accounting rules and controls is always required. These controls have been established to ensure, to the greatest extent feasible, that the company follows all accounting principles, guidelines of the Financial Accounting Standards Board, and the requirements of all applicable rules, laws, and regulations.  The books of account and financial records are designed to fairly reflect the transactions that they record.

Foreign Corrupt Practices Act & Anti-bribery Provisions

The 1977 US Federal law of Foreign Corrupt Practices Act (FCPA) applies to US individuals, companies and businesses and their internationally held subsidiaries, which subsidiaries—depending on applicable jurisdiction—may be subject to additional, comparable anticorruption legislation, such as the UK Bribery Act.  The FCPA, in particular, includes anti-bribery provisions and accounting and recordkeeping requirements.  In general, the anti-bribery provisions of the FCPA prohibit payment of a bribe to one or more foreign officials or one or more foreign political parties, party officials or candidates for political office. In addition to the FCPA’s prohibition on bribing foreign political persons and parties, the US has separate anticorruption laws that apply to activities within the US between US political persons or parties and US individuals, companies and businesses.

Bribery is the offering, giving, or receiving of anything of value with the intention of inducing a person to act or to reward a person for having acted. Items of value can include, but are not limited to:

●	cash and cash equivalents;

●	gifts, meals, entertainment, and travel;

●	political contributions;

●	charitable donations; and/or

●	job offers;

Corruption includes the solicitation of a bribe, whether coupled with a threat of demand if refused or not. The company does not tolerate any form of bribery or corruption. Nevertheless, situations may arise which do not constitute corruption or bribery but may, nonetheless, compromise the judgement of our members, clients, and business. Members are prohibited from accepting any gift that may influence their judgment on company matters as it pertains to the donor.

The company has established a system of internal controls for recording, authorizing, and executing transactions involving assets and liabilities.  Below is a summary of some of the pertinent policies and controls.

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Compliance – No officer, director, employee, or agent of the company shall engage in any activity that bypasses the company’s systems of internal control or misrepresents or omits data from financial reports.

●	Illegal Payments - No member, or agent of the company shall offer or accept an illegal payment or contribution of any kind.

●	Cash Disbursement – No checks shall be made out to "cash" without prior written approval of the CFO. All nominal cash disbursements from petty cash must be recorded in the petty cash account.

●	Personal Expenses Using Company Assets – Personal use of company funds, including but not limited to, via a company credit card held by a member, is prohibited

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Reporting – Any member who believes they have uncovered an illegal transaction must report findings to the company President or CEO. After review, this individual will report findings to the Board. Once the Board has processed their review, they will report back to all parties involved, including the original reporter.

Human Resources

The company recognizes that its employees are one of its greatest assets. The loyalty and hard work of the staff makes the company successful. Employees and directors are expected to hold themselves to the highest professional standards.

It is the company’s policy to provide a non-discriminatory work environment, maintain a safe and professional workplace, and compensate employees based on performance.

Non-Discrimination

Integrated BioPharma, Inc. does not tolerate discrimination or harassment in the workplace, based on criteria such as age, disability, ethnic origin, gender, race, political attitude, or workers’ representative activities, religion, or sexual orientation.

Sexual, racial, religious or any other types of harassment will not be tolerated. This includes but is not limited to slurs, insensitive jokes, and verbal or physical acts of aggression. Employees shall treat each other with mutual respect and fairness. All communications whether verbal, written or electronic shall be businesslike and free of illegal bias, prejudice, harassment and retaliation.

Fraternization and Supervisory Roles

Fraternization among employees of the same department is discouraged. Any personal relationship between staff members in a direct reporting line of supervision must be reported to Human Resources immediately and may be done annonymously. This is to protect the individuals and the company from any liabilities.

It is the supervisor or managers obligation to uphold the company’s code of conduct in their department. New hires will be required to abide by company’s code of ethics and conduct and it is their supervisor’s responsibility to inform Human Resources of any violations.

Substance Abuse

The Company does not tolerate illegal drug use or the abuse of alcohol or other legally controlled substances by its employees while at work, on the premises or while representing the company, whether off-site or on-site.  The company reserves the right to inspect personal belongings held on company premises.

Any employee found to be under the influence of alcohol or drugs while on company property or during working hours is subject to disciplinary action. If suspicion of such behavior should arise, the company can send such employee for medical screening.

A medical screening for drugs may be included as a condition of employment.

The unlawful use, sale, purchase, manufacture, distribution or dispensing of drugs that are illegal under US Federal regulation (for example, those on the DEA’s Schedule 1) or state regulation is subject to disciplinary action, including, but not limited to, a for-cause termination.

The company recognizes that substance abuse is a disease.  Employees who suffer from substance abuse are encouraged to seek help.  Results of any testing shall be confidential to the extent covered by applicable law.

Business Practices

Confidential Information

The safeguarding of client related data is an important foundation for the trust of our clients. Confidential and sensitive information and records of the company, be it of private or corporate or about the affairs of Integrated BioPharma, Inc. or its employees, must be kept secret in a suitable manner from colleagues who do not require such data to properly perform their tasks. This applies equally to third parties. If someone without clear authority consistently tries to obtain confidential information, the involved persons must notify the CEO or CFO. Integrated BioPharma, Inc. cooperates with all competent public and regulatory authorities.

No Insider Trading

The company prohibits any member from trading, either personally or on behalf of a client, on material nonpublic information, or communicating material nonpublic information to other persons in violation of the law. This conduct is frequently referred to as “insider trading”. The company’s policy applies to every member and extends to activities within and outside their duties for the company. Any questions regarding the company’s insider trading policy and procedures should be referred to the CEO, CFO or other appropriate officer.

The term “insider trading” is not defined in the federal securities laws, but generally is used to refer to the use of material nonpublic information to trade in securities (whether or not one is an “insider”) or to communications of material nonpublic information to others. While the law concerning insider trading fluctuates, it is generally understood that the law prohibits: (1) trading by an insider, while in possession of material nonpublic information; (2) trading by a non-insider, while in possession of material nonpublic information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or (3) communicating material nonpublic information to others.

Who is an Insider?

The concept of “insider” is broad and includes partners and employees of a company in addition to a person who enters into a special confidential relationship in the conduct of a business’ affairs and as a result is given access to information solely for that business’ purposes.

What is Material Information?

Trading on inside information is not a basis for liability unless the information is “material information”, which is generally defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a business’ securities. Information that members should consider material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments.

What is Nonpublic Information?

Information is nonpublic until it has been effectively communicated to the marketplace. To prove communication, one must demonstrate that the information is generally public. For example, information found in a report filed with the SEC, or appearing in a trade publication of general circulation or (inter)national stock market would be public.

Communication

All communications of Integrated BioPharma, Inc. are required to be full, fair, accurate, timely, and understandable.

The company permits only authorized spokespersons to disseminate information to the public concerning Integrated BioPharma, Inc. If a member appears in public or takes part in public discussion in a manner that the public may consider them as a representative of Integrated BioPharma, Inc., without prior written authorization to speak on behalf of the company, then such member must make it clear that they are acting as a private person in their personal capacity.

Client Information and Advice

Members must not seek to mislead the market or clients in any manner. When working with a client, appropriate care shall be taken that the client receives information which is necessary for a reasonable decision by the client. This includes product information and advice given. Members shall not provide advice and/or recommendations regarding products in which they are not appropriately licensed to sell.

Conflicts of Interest

Conflicts of interest can cast doubt on the integrity and professionalism of Integrated BioPharma, Inc. To prevent against possible reputational injury, potential conflicts of interests must be identified at the earliest reasonable opportunity. If they cannot be avoided, any conflict situation must be handled fairly as determined by the Board or a responsible officer of the company.

A conflict of interest occurs whenever one’s personal interests interfere in any way with one’s ability to perform one’s job objectively and in the best interests of the company. Members must therefore refrain from entering into relationships or transactions that might impair their judgment as to what advances the company and its business objectives. Even relationships that create the appearance of a conflict of interest should be avoided. In addition, conflicts of interest cannot be circumvented by acting through someone else, such as a friend or family member. Any member who is presented with a transaction or relationship that could create a conflict of interest must bring the transaction or relationship to the attention of their manager.

Acceptance of Gifts and other Benefits

The acceptance of gifts and entertainment by members (including their family members) may present a conflict of interest. While members are permitted to accept gifts of nominal value, they are prohibited from accepting anything that might influence their judgment on company matters affecting the donor or that might be accompanied by any express or implied understanding that the recipient is in any way obligated to take some action that would benefit the donor, to the detriment of the company, in exchange for the gift. Similarly, members may accept entertainment, but only as it is reasonable in the context of the business at hand and facilitates the company’s interests. When practical and appropriate, it is permissible to reciprocate hospitality. Members are strictly prohibited from soliciting gifts, gratuities, or business courtesies for the benefit of any family member or friend. When in doubt of whether a gift is appropriate, ask your supervisor. Employees will be reimbursed for reasonable, documented business-related expense.

Complaints Management

Integrated BioPharma, Inc. must handel complaints from all clients or former clients promptly and fairly and in accordance with applicable laws and regulations. Members are required to cooperate with any requests for statements or documentation from verified clients or former clients.

Gratuities to Representatives of Public Institutions & Political Participation

Holders of public offices, representatives of public institutions, members of public services, or authorities and politicians are mandated with the pursuit of public welfare. They should therefore not receive gifts, invitations, or other gratuities which might put their independence from business interests into question. Before making any payment, or giving anything of value, to a government official, members should consult with the company’s General Counsel.

As per US Federal and state laws, the Company shall not contribute to political candidates or officeholders. As members of the Company, it is your basic right to participate in political processes. It is important to remember that members shall not represent the Company in any political, government or legislative capacity without consent of the Upper Management and or the Board. Personal contributions to political parties at any level will not and cannot be reimbursed using corporate funds.

Protection of Company Assets

Safeguarding the company’s assets is the responsibility of all members. Theft, carelessness, and waste have a direct impact on the company’s profitability. Assets should be used efficiently and members should maintain such assets with care and respect, while guarding against waste and abuse. Look for opportunities to improve performance while reducing costs. The use of company time, materials, assets, or facilities for purposes unrelated to the company’s business, or the removal or borrowing of company property, is prohibited, except where such use or removal is for purposes of supporting the occasional community service activity that has been endorsed by the company and where such use or removal has been approved by a supervisor. For the purposes described in this paragraph, the company’s assets include, but are not limited to: cash, inventory, equipment, computer software, computer data, vehicles, records or reports, non-public information, intellectual property, or other sensitive information or materials, as well as telephone, voicemail, or email communication.

Communication and Information Systems Use

The company’s communication and information systems (including telephone, fax, photocopy machine, voice mail, email, computers, laptops, computer files, Internet, and Intranet systems) are provided for business purposes only and are company property; meaning, the information, files, messages, and data created, stored, transmitted, or received using company equipment are also company property and may be intercepted, monitored, read, reviewed, copied, or disclosed as business needs require.

The use of communication resources must conform to all company policies and work rules. Improper use of systems and equipment may subject an employee to loss of communication privileges and corrective action, up to and including for-cause termination.

   Prevention of Money Laundering and Illegal Activities

Integrated BioPharma, Inc. is fully committed to the international fight against money laundering and the financing of terrorism and applies a risk-based, “know-your-client” policy in line with applicable laws and regulations. Members must neither be engaged in nor tolerate any illegal activity in connection with Integrated BioPharma, Inc. in their workplace. This applies in particular to any infringement of anti-trust regulations and any support of tax evasion, including but not limited to, any kind of complicity in tax fraud.

Consequences of Non-Compliance

Failure to comply can expose members and Integrated BioPharma, Inc. to reputational as well as legal and regulatory sanctions. Disciplinary proceedings by a regulatory body in the case of severe compliance misconduct may result in a reprimand, fine, withdrawal, or suspension of authorization to conduct business either for the entire unit or members. In addition, failure to comply, which constitutes a breach of members contractual obligations, may result in disciplinary actions from Integrated BioPharma, Inc.

Protection of Members in Case of Communication about Illegal or Questionable Activities

If a member becomes aware of any illegal or questionable activity in Integrated BioPharma, Inc., they shall inform a company principal (President, CFO and/or CEO). No member who communicates a bona-fide concern, shall be exposed to retaliation based on this communication, even if the concern eventually proves to be unfounded. Such communications may be made anonymously.

Ethical Conduct of Business

The goals of this Code can only be achieved with the contribution of all. It is everyone’s personal responsibility to adhere to this Code of Conduct. All members are encouraged to contact their agency principal upon detecting that someone has acted improperly. This step can help to prevent small issues leading to big problems.